HARMONY GOLD MINING COMPANY LIMITED

Randfontein Office Park	P O Box 2, Randfontein, 1760	T +27 11 411 2000	NYSE trading symbol HMY
Cnr Main Reef Road and Ward	Johannesburg, South Africa	F +27 11 692 3879	JSE trading symbol HAR
Avenue, Randfontein, 1759		W www.harmony.co.za

UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

DIVISION OF CORPORATION FINANCE

100 F STREET, NE

WASHINGTON, D.C.

20549

FOR ATTENTION:	TIA L. JENKINS
SENIOR ASSISTANT CHIEF ACCOUNTANT

CC:	JAMIE KESSEL
RAJ RAJAN

RE:	Harmony Gold Mining Company Limited
Form 20-F for Fiscal Year Ended June 30, 2013
Filed October 25, 2013
Comment Letter dated February 19, 2014

March 19, 2014

Dear Sirs,

Reference is made to the Staff’s comment letter dated February 19, 2014 in respect of the Harmony Gold Mining Company Limited (the “Company”) Form 20-F for the year ended June 30, 2013. Set forth below in detail is the response to the Staff’s comment, which follows the text of the comment in the Staff letter:

Form 20-F for Fiscal Year Ended June 30, 2013

General

1.	You disclose that your fiscal year end is June 30. Please also include your current fiscal year end in the Company Data section of EDGAR.

Response: The Company will amend its Form 20-F for the fiscal year ended June 30, 2013 to also include the current fiscal year end in the Company Data section of EDGAR.

Directors:	PT Motsepe* (Chairman), JM Motloba* (Deputy Chairman), GP Briggs (Chief Executive), F Abbott (Financial Director), HE Mashego (Executive Director), JA Chissano*#, FFT De Buck*, KV Dicks*, Dr DSS Lushaba*, CE Markus*, M Msimang*, JL Wetton*, AJ Wilkens*, KT Nondumo*, VP Pillay*

*Non-Executive; #Mozambican

Secretary:	Riana Bisschoff

Registration Number:	1950/038232/06

Reserves, page 26

2. Please forward to our engineer as supplemental information and not as part of your filing, your Wafi-Golpu project technical report that establishes the legal, technical and economic feasibility of your materials designated as reserves, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

•	Cutoff grades used for each category of your reserves and resources

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location of that schedule.

Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number of a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have any questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Response: The Company acknowledges the Staff’s comment and has provided the information as requested. The Staff’s engineer is welcome to contact Greg Job at his office on (61) 7 3194 4738 or via e-mail at greg.job@morobejv.com.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

3. We note the date of the audit report, October 25, 2012 precedes the date of the financial statements referenced in the audit report, June 30, 2013. Please advise your independent accountant to revise its report to address this apparent inconsistency and amend your Form 20-F accordingly.

Response: The Company acknowledges the Staff’s comment and will amend its Form 20-F for the fiscal year ended June 30, 2013 to revise the date of the audit report.

Notes to the Consolidated Financial Statements

2. Accounting policies, F-8

2.3 Revenue Recognition, page F-12

4. We note your revenue recognition policy appears to be a summary of IAS 18 paragraph 14. To enhance investors’ understanding of your revenue recognition requirements, please provide us with and confirm that in future filings you will revise to expand your accounting policy in a manner that is tailored to specific information relating to your revenue generating activities.

Response: The Company acknowledges the Staff’s comment and proposes to amend the policy, with changes from the current policy shown in underlined italics, as follows in its future filings:

The group has determined that gold is its primary product and other metals produced as part of the extraction process are considered to be by-products of gold. Revenue arising from gold sales is only recognised when the significant risks and rewards of ownership have been transferred, neither continuing managerial involvement nor effective control over the gold sold has been retained, the amount of revenue and costs incurred can be measured reliably and it is probable that the economic benefits associated with the sale will flow to the group. These conditions are satisfied when the gold has been delivered in terms of the contract and the sales price fixed, as evidenced by the certificate of sale issued by the refinery. The sales price for the majority of the group’s gold is based on the gold spot price according to the afternoon London bullion market fixing price for gold on the date the sale is concluded.

Revenue further excludes value-added tax. Revenues from silver and other by-product sales are credited to production costs as a by-product credit.

Other

5. We note you indicate on your website under the results for the second quarter ended December 31, 2013 under the caption “Harmony continues to generate profits despite lower production” that Operating profit for the December 2013 quarter was 5% lower than in the previous quarter at R986 million (US$97 million). However, it does not appear you generated a profit under IFRS for either the three or six month period ended December 31, 2013. It appears your reference to positive “operating profit” is based on the term “production profit” per the segment report provided in the segment footnote. Considering your operating loss as presented in your financial statements for three or six month period ended December 31, 2013, it appears to us appropriately labelling this measure (e.g. “production profit”) with definition of the term and revision of the caption and the contents would add clarity and enhance investors’ understanding of your business. Please advise.

Response: The Company acknowledges the Staff’s comment and will in future communications to investors ensure that the measure is labelled as “production profit”, together with a definition of the term.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission. It understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully

/s/ Frank Abbott

F Abbott

Financial Director